UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934

COVANTA HOLDING CORPORATION
(Name of Subject Company (Issuer))

COVANTA HOLDING CORPORATION (Issuer)
(Names of Filing Persons (Identifying Status as Offerer, Issuer or Other Person))

1.00% Senior Convertible Debentures due 2027
(Title of Class of Securities)

22282EAA0
(CUSIP Number of Class of Securities)

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004
(973) 882-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Timothy J. Simpson Covanta Holding Corporation 40 Lane Road Fairfield, New Jersey 07004 Phone: (973) 882-9000	Robert B. Williams Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 Phone: (212) 530-5000	David S. Stone Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Ste. 1700 Chicago, Illinois 60602 Phone: (312) 269-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$370,012,500	$26,381.89

*	Determined pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended. Calculated solely for purposes of determining the amount of the filing fee. Based upon the maximum amount of cash that might be paid for the 1.00% Senior Convertible Debentures due 2027 (the “Debentures”) assuming that $373,750,000 aggregate principal amount of outstanding Debentures are purchased at a price of $990 per $1,000 principal amount of such Debentures.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-l.

☒   issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Covanta Holding Corporation, a Delaware corporation (“Covanta” or the “Company”), in connection with Covanta’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 9, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of Covanta’s outstanding 1.00% Senior Convertible Debentures due 2027 (the “Debentures”). The Offer to Purchase and Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(l) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the issuer is Covanta Holding Corporation, a Delaware corporation. The address of its principal executive offices is 40 Lane Road, Fairfield, New Jersey 07004 and its telephone number is (973) 882-9000.

(b) Securities.  The class of securities subject to the Offer are the Debentures. As of November 9, 2010, there was $373,750,000 aggregate principal amount of Debentures outstanding.

(c) Trading Market and Price.  The Debentures are not listed on any national securities exchange. There is no established public reporting or trading system for the Debentures, and trading in the Debentures has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Debentures and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  Covanta is the filing person and the information set forth in Item 2(a) above and the section titled “The Company” of the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of Covanta:

Name	Title

Anthony J. Orlando	Director, President and Chief Executive Officer
Sanjiv Khattri	Executive Vice President and Chief Financial Officer
John M. Klett	Executive Vice President and Chief Operating Officer
Timothy J. Simpson	Executive Vice President, General Counsel and Secretary
Seth Myones	President—Americas, Covanta Energy
Scott Whitney	President—Europe, Covanta Energy
Thomas E. Bucks	Vice President and Chief Accounting Officer
David M. Barse	Director
Ronald J. Broglio	Director
Peter C.B. Bynoe	Director
Linda J. Fisher	Director
Joseph M. Holsten	Director
William C. Pate	Director
Robert S. Silberman	Director
Jean Smith	Director
Samuel Zell	Director

The business address and telephone number for all of the above directors and executive officers are c/o Covanta Holding Corporation, 40 Lane Road, Fairfield, New Jersey 07004, tel. (973) 882-9000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(viii), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (ix)-(xi) Not applicable.

(2) Mergers or Similar Transactions.  Not applicable.

(b) Purchases.  To the best knowledge of the Company, it will not purchase any Debentures from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in Item 12, Exhibit Numbers (d)(1) through (d)(19) below is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.  The Debentures acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1) None.

(2) The information set forth in the Offer to Purchase under the title “The Company—Recent Developments” is incorporated herein by reference.

(3) The section of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds” and “Certain Significant Considerations” are hereby incorporated by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) As previously disclosed by the Company, on June 17, 2010, the Company’s Board of Directors increased the authorization to repurchase shares of the Company’s outstanding common stock to $150 million. Under the program, stock repurchases may be made in the open market, in privately negotiated transactions from time to time, or by other available methods, at management’s discretion in accordance with applicable federal securities laws. The timing and amounts of any repurchases will depend on many factors, including the Company’s capital structure, the market price of the Company’s common stock and overall market conditions. During the three months ended September 30, 2010, the Company repurchased 2,499,500 shares of its common stock at a weighted average cost of $14.69 per share for an aggregate amount of approximately $36.7 million. As of September 30, 2010, the amount remaining under the Company’s currently authorized share repurchase program is $113.3 million.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.  The sections of the Offer to Purchase titled “Source and Amount of Funds,” “The Company — Proposed Debt Offering” and “Terms of the Offer — Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2). The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  To the best knowledge of the Company, to the extent known after making a reasonable inquiry, no Debentures are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.  To the best of the Company’s knowledge, to the extent known after making a reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the Debentures during the 60 days preceding the date of this Schedule TO.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The section of the Offer to Purchase titled “The Dealer Managers, Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)-(2) The information set forth in (i) Item 8. Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and (ii) Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 is incorporated herein by reference.

(3) The Company’s ratio of earnings to fixed charges for the nine-months ended September 30, 2010 and for the years ended December 31, 2009 and 2008 were: 1.60, 2.18 and 2.60, respectively. “Earnings” consists of income before income tax expense, equity in net income from unconsolidated investments and noncontrolling interests in subsidiaries less capitalized interest plus dividends from unconsolidated investments and fixed charges. “Fixed charges” consists of interest expense, capitalized interest and imputed interest on operating leases.

(4) The Company’s book value per share as of September 30, 2010 was $7.61 per share.

(b) Pro Forma Information.  Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(b) Other Material Information.  The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(l)(A)*	Offer to Purchase, dated November 9, 2010.
(a)(l)(B)*	Form of Letter of Transmittal.
(a)(l)(C)*	IRS Form W-9.
(a)(5)	Press Release Regarding Offer, dated November 9, 2010 (incorporated by reference to exhibit 99.1 to Covanta Holding Corporation’s Current Report on Form 8-K, filed with the SEC on November 9, 2010).
(b)	None.
(d)(1)	Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).
(d)(2)	Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).
(d)(3)	Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).
(d)(4)	Indenture dated as of January 18, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Registration Statement on Form S-3 (Reg. No. 333-140082) filed with the SEC on January 19, 2007).
(d)(5)	First Supplemental Indenture dated as of January 31, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (including the Form of Global Debenture) (incorporated herein by reference to Exhibit 4.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2007 and filed with the SEC on February 6, 2007).
(d)(6)	Indenture dated as of May 22, 2009, by and among Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(7)	First Supplemental Indenture dated as of June 10, 2009, between Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 15, 2009 and filed with the SEC on June 15, 2009).
(d)(8)	Covanta Holding Corporation Equity Award Plan for Directors, as amended (incorporated herein by reference to Exhibit B of Covanta Holding Corporation’s 2008 Definitive Proxy Statement on Form DEF 14A filed with the SEC on April 1, 2008).
(d)(9)	Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended by the Board of Directors through February 26, 2009 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 12, 2009 and filed with the SEC on May 12, 2009).
(d)(10)	Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).
(d)(11)	Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.4 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).

Exhibit Number	Description of Document

(d)(12)	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).
(d)(13)	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).
(d)(14)	Form of Covanta Holding Corporation Restricted Stock Award Agreement for Directors (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 31, 2006 and filed with the SEC on June 2, 2006).
(d)(15)	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(16)	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(17)	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(18)	Form of Confirmation of Cash Convertible Note Hedge Transaction (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(19)	Form of Confirmation of Warrant (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(20)	Form of Growth Equity Award Agreement pursuant to the Covanta Holding Corporation Equity Award Plan for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated February 24, 2010 and filed with the SEC on March 2, 2010).
(d)(21)	Restricted Stock Award Agreement, dated as of August 16, 2010 between Covanta Holding Corporation and Sanjiv Khattri pursuant to the Covanta Holding Corporation Equity Award Plan for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated August 16, 2010 and filed with the SEC on August 19, 2010).
(g)	None.
(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Covanta Holding Corporation

By:	/s/ Anthony J. Orlando
Name:     Anthony J. Orlando

Title:	President and Chief Executive Officer

Dated: November 9, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(l)(A)*	Offer to Purchase, dated November 9, 2010.
(a)(l)(B)*	Form of Letter of Transmittal.
(a)(l)(C)*	IRS Form W-9.
(a)(5)	Press Release Regarding Offer, dated November 9, 2010 (incorporated by reference to exhibit 99.1 to Covanta Holding Corporation’s Current Report on Form 8-K, filed with the SEC on November 9, 2010).
(b)	None.
(d)(1)	Registration Rights Agreement dated November 8, 2002 among Covanta Holding Corporation and SZ Investments, L.L.C. (incorporated herein by reference to Exhibit 10.6 of Covanta Holding Corporation’s Annual Report on Form 10-K for the year ended December 27, 2002 and filed with the SEC on March 27, 2003).
(d)(2)	Registration Rights Agreement between Covanta Holding Corporation, D.E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series, dated December 2, 2003 (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated December 2, 2003 and filed with the SEC on December 5, 2003).
(d)(3)	Form of Warrant Offering Agreement between Wells Fargo Bank, National Association and Covanta Holding Corporation (incorporated herein by reference to Exhibit 4.11 of Covanta Holding Corporation’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on December 19, 2005).
(d)(4)	Indenture dated as of January 18, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Registration Statement on Form S-3 (Reg. No. 333-140082) filed with the SEC on January 19, 2007).
(d)(5)	First Supplemental Indenture dated as of January 31, 2007, between Covanta Holding Corporation and Wells Fargo Bank, National Association, as trustee (including the Form of Global Debenture) (incorporated herein by reference to Exhibit 4.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2007 and filed with the SEC on February 6, 2007).
(d)(6)	Indenture dated as of May 22, 2009, by and among Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(7)	First Supplemental Indenture dated as of June 10, 2009, between Covanta Holding Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 4.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated June 15, 2009 and filed with the SEC on June 15, 2009).
(d)(8)	Covanta Holding Corporation Equity Award Plan for Directors, as amended (incorporated herein by reference to Exhibit B of Covanta Holding Corporation’s 2008 Definitive Proxy Statement on Form DEF 14A filed with the SEC on April 1, 2008).
(d)(9)	Covanta Holding Corporation Equity Award Plan for Employees and Officers, as amended by the Board of Directors through February 26, 2009 (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 12, 2009 and filed with the SEC on May 12, 2009).
(d)(10)	Form of Covanta Holding Corporation Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 4.3 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).
(d)(11)	Form of Covanta Holding Corporation Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.4 of Covanta Holding Corporation’s Registration Statement on Form S-8 filed with the SEC on May 7, 2008).

Exhibit Number	Description of Document

(d)(12)	Covanta Holding Corporation 1995 Stock and Incentive Plan (as amended effective December 12, 2000 and as further amended effective July 24, 2002) (incorporated herein by reference to Appendix A to Covanta Holding Corporation’s Proxy Statement filed with the SEC on June 24, 2002).
(d)(13)	Form of Covanta Holding Corporation Amendment to Stock Option Agreement for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated March 18, 2005 and filed with the SEC on March 24, 2005).
(d)(14)	Form of Covanta Holding Corporation Restricted Stock Award Agreement for Directors (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 31, 2006 and filed with the SEC on June 2, 2006).
(d)(15)	Equity Commitment for Rights Offering between Covanta Holding Corporation and SZ Investments L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.2 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(16)	Equity Commitment for Rights Offering between Covanta Holding Corporation and EGI-Fund (05-07) Investors, L.L.C. dated February 1, 2005 (incorporated herein by reference to Exhibit 10.3 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(17)	Equity Commitment for Rights Offering between Covanta Holding Corporation and Third Avenue Trust, on behalf of The Third Avenue Value Fund Series dated February 1, 2005 (incorporated herein by reference to Exhibit 10.4 of Covanta Holding Corporation’s Current Report on Form 8-K dated January 31, 2005 and filed with the SEC on February 2, 2005).
(d)(18)	Form of Confirmation of Cash Convertible Note Hedge Transaction (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(19)	Form of Confirmation of Warrant (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated May 22, 2009 and filed with the SEC on May 22, 2009).
(d)(20)	Form of Growth Equity Award Agreement pursuant to the Covanta Holding Corporation Equity Award Plan for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated February 24, 2010 and filed with the SEC on March 2, 2010).
(d)(21)	Restricted Stock Award Agreement, dated as of August 16, 2010 between Covanta Holding Corporation and Sanjiv Khattri pursuant to the Covanta Holding Corporation Equity Award Plan for Employees and Officers (incorporated herein by reference to Exhibit 10.1 of Covanta Holding Corporation’s Current Report on Form 8-K dated August 16, 2010 and filed with the SEC on August 19, 2010).
(g)	None.
(h)	None.

*	Filed herewith.